Sam's Seafood Holdings limited

(ABN 45 098 448 269)

Office Address: 15 Hercules St, Hamilton, Qld 4007, Australia
Postal Address: PO Box 393 Hamilton, Qld 4007, Australia
Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: ken@sams.com.au

20/09/04

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America

Dear Sir/Madam,

82-34648

RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: ~~82-34649~~

Please refer to the attached Market Announcement that we have disclosed to the Australian Stock Exchange on 20/09/04 for your reference pursuant to Section 12g3-2(b) file number 82-34649.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

SAM'S SEAFOOD HOLDINGS LIMITED
43 Holt Street, Eagle Farm, Qld 4009
PO Box 393, Hamilton, Qld 4007, AUSTRALIA
Phone: 07 3131 4100, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

20 September 2004

Company Announcement Office
The Australian Stock Exchange Limited

EXTENSION OF SHARE PURCHASE PLAN

On 31 August 2004, Sam's Seafood Holdings Limited ("Sam's Seafood") announced to the market the issuing of a Share Purchase Plan ("SPP") offering existing shareholders an opportunity to purchase up to $4,999.75 in additional shares at a special issue price of $1.75 per share. Under the terms and conditions originally stipulated this offer was due to close today, Monday 20 September 2004.

The Board of Sam's Seafood has decided to extend the SPP offer period until 5:00 pm (Brisbane time) on Friday, 8 October 2004.

The extension of the Plan will provide Sam's Seafood shareholders a further opportunity to participate in this limited offer. Shareholders will be personally notified of the extension of the SPP offer period over the next few days.

Funds raised from the SPP will be utilised to support Sam's Seafood's strategic expansion and the aggressive roll out of Sam's Seafood fast food outlets. It is also envisaged that this offer will provide an opportunity for our smaller shareholders to increase their individual holdings and become eligible for our popular Shareholder Discount Card providing a universal 10% discount across all Sam's Seafood's retail and franchised outlets. Minimum requirement for participation in this program is 2,500 ordinary shares.

Ken Situ
Company Secretary